DAVIS POLK & WARDWELL
Michael J. Willisch 91 702 2741 michael.willisch@dpw.com	MARQUÉS DE LA ENSENADA, 2 28004 MADRID TELEPHONE 91 702 2680 FAX 91 702 2765	Menlo Park Washington, D.C. London Paris Frankfurt Madrid Tokyo Beijing Hong Kong

June 28, 2007

Re:	Banco Bilbao Vizcaya Argentaria, S.A.
Form 20-F filed July 7, 2006
File No. 001-10110

Mr. William Friar
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
100 F Street, N.E.
Washington, D.C. 20549

Dear Mr. Friar:

     On behalf of Banco Bilbao Vizcaya Argentaria, S.A. (“BBVA”), we hereby submit BBVA’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the letter from the Division of Corporation Finance dated June 13, 2007 with respect to the above-mentioned Form 20-F (the “Form 20-F”).

     This letter and BBVA’s Amendment No.2 (the “Amendment No.2”) to the Form 20-F are being filed with the Commission electronically today. In addition to the EDGAR filing, we are delivering by overnight mail a hard copy of this letter.

     The Staff’s comments, indicated in italics, are followed by BBVA’s responses. References in the response to “we”, “us” and similar expressions refer to BBVA.

Mr. William Friar	2	June 28, 2007

Form 20-F for the Year ended December 31, 2005

Note 2, Basis of Consolidation, accounting policies and measurement basisapplied, page F-12

Note 2.2.c.4), Financial Instruments, Impairments page F-18

1.	We refer to your response to Comment 5. Please tell us and discuss in future filings if there are any material differences with respect to your methodology for determining the allowance for loan losses under IAS 39 and paragraph 29.b of Annex IX of the Bank of Spain Circular for your Mexican subsidiary’s operations as compared to your other international operations. Tell us if the historical credit loss experience of each individual country is considered as part of your loan loss methodology for all your international operations.

     We acknowledge your comments and in future filings we will explain the differences in the loan losses allowances calculation between Mexico and the rest of our international operations, by including in our 20-F the following information:

•	Mexico has developed and applies to its major credit portfolios, which represents approximately 62% of its total credit portfolio, its own internal risk model. This internal risk model divides the credit portfolio depending on the typology of the operations, the specific characteristics of the customer and quality of the guaranties provided.The criteria based on the entities’ own historical experience is applied to the credit portfolio segments previously determined. As well, each major operation, amount wise, is subject of a detailed analysis to determine their specific allowance for loan loss depending on the evolution of the debtor’s repayment capacity and guarantees provided.

The consolidated balance sheet of the BBVA Group reflects the allowance for loan loss for our Mexican subsidiaries using our internal risk model due to the fact that such internal risk model for the aforementioned credit portfolio has been accepted by the Bank of Spain.

•	For the rest of the credit portfolio in Mexico and the rest of the countries in which BBVA carries out operations, the determination of the allowance for loan loss is performed in accordance with the applicable local requirements in each country. In the consolidation process, BBVA performs a review of the amounts for the allowance for loan losses reported by each country, applying the criteria contained in the Bank of Spain’s Circular 4/2004.

Mr. William Friar	3	June 28, 2007

Additionally, BBVA performs an analysis to contrast the allowance for loan loss for each country, that are determined as described in the preceding paragraph, making use of our knowledge of the different countries as well as our own historical experience in each different country.
     The conclusion of this contrast analysis is that the determination of the allowance for loan losses is similar to the application of either criteria mentioned in previous paragraphs. This is the reason why it is not necessary to make any adjustment in the reconciliation of the allowance for loan loss for the credit portfolio of international operations.

2.	We refer to your response to Comment 6. Please tell us, as requested in the last bullet point of Comment 6, whether the Company expects to continue to recognize a difference between IFRS and US GAAP after the Bank of Spain approves your internal risk model for determining the allowance for loan losses under IFRS. Explain to us the basis for your conclusion considering the effects, if any, of paragraph 13.b of Annex IX of the Bank of Spain Circular that requires the internal risk models to: “. . . span a complete business cycle and not be skewed by any growth in business that affects their representativeness”.

     Until such time as we know whether and to what extent the Bank of Spain has validated our internal risk models as a basis for calculating the allowance for loan losses, it is not possible for us to determine whether there will be difference and if so to what extent between the allowance calculated on the basis of such Bank of Spain approved model and our own internal risk model used in the reconciliation of our consolidated financial statements to US GAAP.

     If the Bank of Spain validates our internal risk model as they are designed nowadays (used for US GAAP purposes), there would not be a material difference with respect to this concept in our consolidated financial statements as reconciled to US GAAP.

     Nevertheless, it is possible that the internal risk model to be validated by the Bank of Spain would not match up exactly with the internal risk model that the BBVA Group has in place as of today.

Mr. William Friar	4	June 28, 2007

Note 2.2.f), Pension commitment and other commitments to employees, pageF-22

3.	We refer to your response to Comment 9 regarding the amount of EUR 6.225 billion of pension obligations that are not funded with plan assets that meet the requirements of IAS 19 to be classified as plan assets.

Please revise future filings regarding the disclosure of pension assets to fund pension benefit obligations to provide the following information:

	•	Disclose in this note the amount of pension benefit obligations totaling EUR 6.225 billion that are considered wholly unfunded under IFRS due to the absence of qualifying plan assets as required by paragraph 120(d) of IAS 19.

	•	Provide a cross reference to Note 29, “Commitments with Personnel” on page F-80, to refer to the internal provisions totaling EUR 6.225 billion related to the pension benefit plans in the “Internal Provisions, Funds for Pensions and Similar Obligations” section.

	•	Revise Note 29 to clearly state, if correct, that the assets and insurance policies underlying the internal provisions do not qualify as plan assets under paragraph 7 of IAS 19. Describe in the note the nature, amount and valuation basis of the assets and insurance policies underlying the internal provisions that are used to internally fund the pension benefit obligations.

	•	Disclose in the “Risk Factors” section the risk to the Company’s cash flow and liquidity related to the unfunded status of your pension benefit obligations under IAS 19 considering the assets available to fund the pension obligations are not specifically assigned and the reimbursements under insurance policies are from related parties. Please consider providing similar disclosure in the “Risk Factors” section on page 20 of the Form F-4 regarding the proposed acquisition of Compass Bancshares, Inc.

     We acknowledge your comments in the first and second bullets and we have included in Amendment No.2 additional information in Note 2.2. e) Pension commitments and other commitments to employees, as follows:

     “These amounts recognized in the heading “Provisions - Funds for Pensions and Similar Obligations” (see Note 29) are considered wholly unfunded due to the absence of qualifying plan assets as defined by paragraph 7 of IAS 19.”

     We acknowledge your comment in the third bullet and we have included in Amendment No.2 additional information in Note 29 Commitments with personnel, as follows:

Mr. William Friar	5	June 28, 2007

     “The amounts recognized in the heading “Provisions - Funds for Pensions and Similar Obligations” in the accompanying consolidated balance sheets, include:

a)	“Post employment Commitments” covered with insurance contracts with insurance companies owned by the Group (see Note 2.2.e), amounted to €2,816,956 thousand as of December 31, 2006.

These amounts are considered wholly unfunded due to the fact that the assets assigned to the funding of these commitments are assets of an affilated insurance company and therefore, they do not qualify as plan assets as defined by paragraph 7 of IAS 19.

These assets are mainly fixed interest deposit and bonds. These assets are recognized at fair value (see Note 2.2.b) in the heading “Available-for-sale assets” in the accompanying consolidated balance sheets.

b)	Other commitments: “Early Retirements” and “Post-employment welfare benefits”, amounted to €3,185,500 thousand and €222,688 thousand, respectively.

These amounts are considered wholly unfunded due to the absence of qualifying plan assets.

However, the Assets and liabilities Committee (ALCO) of the Group manages an specific assets portfolio to cover the liquidity risk regarding the payments of these commitments.

These assets are government and covered bonds (AAA/AA rated). These bonds are issued at fixed interest rates and their maturities are matching the maturity of aforementioned commitments.

These assets are recognized at amortized cost in the heading “Held- to-maturity assets” in the accompanying consolidated balance sheets.”

     We acknowledge your comment in the fourth bullet and we have included in Amendment No.2 additional information in Item 3.D Risk factors as follows:

     “We have a substantial amount of commitments with personnel considered wholly unfunded due to the absence of qualifying plan assets.

     The amounts of commitments with personnel considered wholly unfunded are recognized in the heading “Provisions - Funds for Pensions and Similar Obligations” in the accompanying consolidated balance sheets.

Mr. William Friar	6	June 28, 2007

     These amounts include “Post- employment benefits”, “Early Retirements” and “Post-employment welfare benefits”, amounted to €2,817 million, €3,186 million and €223 million, respectively, as of December 31, 2006.

     These amounts are considered wholly unfunded due to the absence of qualifying plan assets.

     In order to avoid the liquidity risk related to:

•	“Post-employment benefits” commitments, the Group maintains insurance contracts which were contracted with insurance companies owned by the Group (Note 2.2.e). The insurance companies have recorded in its balance sheets specific assets (fixed interest deposit and bonds), assigned to the funding of these commitments. The insurancecompanies manage derivatives (mainly swaps) to mitigate the interest rate risk regarding the payments of these commitments.

•	“Early Retirements” and “Post-employment welfare benefits”, the Assets and Liabilities Committee (ALCO) of the Group manages an specific assets portfolio to mitigate the liquidity risk regarding the payments of these commitments.

These assets are government and cover bonds (AAA/AA rated). These bonds are issued at fixed interest rates and their maturities are matching the maturity of aforementioned commitments. The Assets and Liabilities Committee (ALCO) manages derivatives (mainly swaps) to mitigate the interest rate risk regarding the payments of these commitments.

     As the above disclosure is included in the Amendment No. 2 which is incorporated by reference in the Form F-4 (the “Form F-4”) regarding the proposed acquisition of Compass Bancshares, Inc., we do not think it is necessary to include a separate disclosure in the Form F-4.

Mr. William Friar	7	June 28, 2007

Note 59, Differences between IFRS and United States Generally Accepted Accounting Principles and Other Required Disclosures, page F-104.

4.	We refer to your response to Comment 11 that states the internal risk model you use to determine the US GAAP allowance for loan losses is based on country-wide historical information and does not include any additional stratifications for regional economic differences. Please tell us:

	•	Why you believe that no additional stratification on a regional basis is required in order to determine the US GAAP allowance for loan losses.

	•	How you consider in your response paragraph 9.06 of Chapter 9, “Credit Losses” in the AICPA Audit and Accounting Guide for Depository and Lending Institutions that requires the consideration of specific loan transactions and the current economic environment.

     We believe that no additional stratification on a regional basis is required in order to determine the US GAAP allowance for loan losses because our internal model is based on a more detailed and specific analysis of our historical default experience, as we explain below:

•	As we mentioned in response to comment 42 to your Comment Letter dated May 3, 2007 and to comment 11 to your the Comment Letter dated May 29, 2007, the internal risk models used to determine the allowance for loan loss under US GAAP are based on BBVA Group historical experience for each country and type of risk. These models are used consistently from one period to another.

This historical information is elaborated using reliable data and default experience of individual transactions and customers of our loan portfolio. This is the maximum level of specific detail available to compile statistical data.

The use of the maximum level of detail in the compilation of the data, permits us to group the transactions/customers in homogeneous portfolios, taking into account the particular characteristics of each transaction, grouping loans and customer with similar characteristics, such as the amount of the transactions, credit rating, activity sector, economic environment (region, country), type of loan (individual, mortgage…) and type of guarantee provided.

Consequently, we believe that regional stratification is already part of the risks considered when we determine the portfolio segmentation.

Mr. William Friar	8	June 28, 2007

For loans classified as doubtful due to significant customer arrears, the specific allowances are estimated on an individual basis, taking into account, among other factors, the economic situation of the customers and the guarantees provided.

To calculate the allowance not assigned to any particular loan, we group together the loans following the homogeneous criteria mentioned in the above paragraph and we apply the losses percentages obtained from our historical experience (incurred losses).

  Our methodology does not rely uniquely on mathematical calculations, but also relies on very detailed analysis of particular transactions and customers and current economic environment.
     Based on all the above, we can state that the methodology to determine allowances loan losses under US GAAP meets the requirements detailed in paragraphs 9.05 and 9.06 of Chapter 9 “Credit Losses” in the AICPA Audit and Accounting Guide for Depositary and Lending Institutions.

Mr. William Friar	9	June 28, 2007

* * *

     Should you require further clarification of any of the issues raised in this letter or the Amendment, please contact the undersigned at +34-91-702-2741, John K. Knight at +44-20-7418-1038, Andres V. Gil at 212-450-4779 or John K. Doulamis at +44-20-7418-1394.

Sincerely,

/s/ Michael J. Willisch

Michael J. Willisch

CC:	Mr. Raul Santoro de Mattos Almeida Banco Bilbao Vizcaya Argentaria, S.A., New York Branch 1345 Avenue of the Americas, 45th Floor New York, New York 10105 Phone (212) 728-1660

Edward Herlihy, Esq. Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, New York 10019 Phone (212) 403-1000

Victor I. Lewkow
Cleary Gottlieb Steen & Hamilton LLP One Liberty Plaza New York, New York 10006 Phone (212) 225-2000